

Capitol Federal Financial

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 25, 2005

CAPITOL FEDERAL FINANCIAL ANNOUNCES ENHANCED DIVIDEND POLICY

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) today announced that its Board of Directors has voted to enhance its current dividend plan. The Company will pay a special dividend in December of each year equal to 25% of the excess of reported net income over the dollar amount that is required to pay the four regular quarterly dividend payments. The reported net income will be that for Capitol Federal Financial's fiscal year.

If Capitol Federal's reported net income does not exceed the amount required to pay the four quarterly dividends, no special year end dividend will be paid; although it is still our intent to pay the regular quarterly installments. It is also our intention to maintain our current dividend level of $0.50 per quarter per share.

The Board also declared today a $0.50 per share dividend payable on February 18, 2005 to holders of record on February 4, 2005.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe
Vice President, Investor Relations
700 S Kansas Ave.
Topeka, KS 66603
(785) 270-6055
jwempe@capfed.com

Kent Townsend
Senior Vice President, Controller
700 S Kansas Ave.
Topeka, KS 66603
(785) 231-6360
ktownsend@capfed.com